Exhibit 12.2

Computation of Ratio of Adjusted EBITDA to Interest Expense and Preferred Dividends
($ in thousands, except ratios)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Adjusted EBITDA(1):
Net income (loss)	$(111,233)	$(241,430)	$(25,693)	$80,206	$(769,847)
Add: Interest expense(2)	269,921	356,161	345,914	346,500	481,116
Less: Income tax expense (benefit)	(659)	8,445	(4,719)	7,023	4,141
Add: Depreciation and amortization(3)	74,673	70,786	63,928	70,786	98,238
Add: Provision for loan losses	5,489	81,740	46,412	331,487	1,255,357
Add: Impairment of assets(4)	14,353	36,354	22,386	22,381	141,018
Add: Loss on transfer of interest to unconsolidated subsidiary	7,373	—	—	—	—
Add: Stock-based compensation expense	19,261	15,293	29,702	19,355	23,593
Add: (Gain) loss on early extinguishment of debt, net(5)	19,655	22,405	(101,466)	(110,075)	(547,349)
Total Adjusted EBITDA(1)(6)	$298,833	$349,754	$376,464	$767,663	$686,267
Interest expense and preferred dividends:
Interest expense(2)	$269,921	$356,161	$345,914	$346,500	$481,116
Preferred dividends	49,020	42,320	42,320	42,320	42,320
Total interest expense and preferred dividends	$318,941	$398,481	$388,234	$388,820	$523,436
Adjusted EBITDA/Interest expense and preferred dividends	0.9x	0.9x	1.0x	2.0x	1.3x

Explanatory Notes:
_______________________________________________________________________________

(1)
Adjusted EBITDA should be examined in conjunction with net income (loss) as shown in the Company's Consolidated Statements of Operations. Adjusted EBITDA should not be considered as an alternative to net income (loss) (determined in accordance with GAAP), as an indicator of the Company's performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is Adjusted EBITDA an indicative of funds available to fund the Company's cash needs or available for distribution to shareholders. Rather, Adjusted EBITDA is an additional measure for the Company to use to analyze how the business is performing. It should be noted that the Company's manner of calculating Adjusted EBITDA may differ from the calculations of similarly-titled measures by other companies. See computation of Adjusted EBITDA on page 33.

(2)
For the years ended December 31, 2013, 2012, 2011, 2010 and 2009, interest expense includes $0, $1,064, $3,728, $32,734 and $69,326, respectively, of interest expense reclassified to discontinued operations. Interest expense also includes the Company's proportionate share of interest for equity method investments.

(3)
For the years ended December 31, 2013, 2012, 2011, 2010 and 2009, depreciation and amortization includes $264, $2,016, $5,837, $14,117, and $42,099, respectively, of depreciation and amortization reclassified to discontinued operations. Depreciation and amortization also includes the Company's proportionate share of depreciation and amortization expense for equity method investments.

(4)
For the years ended December 31, 2013, 2012, 2011, 2010, 2009 impairment of assets includes $1,764, $22,576, $9,147, $9,572 and $26,901, respectively, of impairment of assets reclassified to discontinued operations.

(5)	For the years ended December 31, 2013, 2012 and 2010, (gain) loss on early extinguishment of debt excludes the portion of losses paid in cash of $13,535, $15,411 and $1,152, respectively.

(6)	Prior year presentation has been restated to conform to current period presentation.